UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SILICON MOUNTAIN HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
98919P108
(CUSIP Number)
Rudolph (Tre’) A. Cates III
4755 Walnut Street
Boulder, Colorado 80301
(303) 938-1155
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)
August 28, 2007
(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240, 13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98919P108	13D	Page	2	of	5

1	NAME OF REPORTING PERSONS (1) Rudolph (Tre’) A. Cates III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,467,431 shares (A)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,467,431 shares (A)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,467,431 shares (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.47%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(A) Includes 868,140 shares of common stock and currently exercisable stock options to purchase 599,291 shares of common stock at exercise prices ranging from $0.28 to $0.83 per share until various dates in 2009 and 2011.

2

Schedule 13D
Under the Securities Exchange Act of 1934
Item 1. Security and Issuer
This statement on Schedule 13D (“Statement”) relates to the shares of common stock, par value $.001 per share (the “Common Stock”), of Silicon Mountain Holdings, Inc. (the “Issuer”), a Colorado corporation, having its principal executive offices at 4755 Walnut Street, Boulder, Colorado 80301, and is being filed by the Reporting Person identified in Item 2 below.
Item 2. Identity and Background
(a) This statement is filed by and on behalf of Rudolph (Tre’) A. Cates III.
(b) Mr. Cates’ principal business office is located at 4755 Walnut Street, Boulder, Colorado 80301.
(c) Mr. Cates is the President and Chief Executive Officer, as well as a director, of the Issuer, located at 4755 Walnut Street, Boulder, Colorado 80301.
(d) During the last five years, Mr. Cates has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Mr. Cates has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Cates is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
Prior to August 28, 2007, Mr. Cates beneficially owned 1,322,250 shares of common stock of Silicon Mountain Memory Incorporated, a privately held corporation organized under the laws of the State of Colorado (“SMM”), which consisted of 782,250 shares of common stock and options to purchase 540,000 shares of common stock. On August 28, 2007, pursuant to a Stock Exchange Agreement between SMM and the Issuer, holders of SMM’s common stock received 1.109798602 shares of the Issuer’s Common Stock in exchange for each share of SMM’s common stock beneficially owned by the holder. As a result, Mr. Cates beneficially owns 1,467,431 shares of the Issuer’s Common Stock, which includes 868,140 shares of Common Stock and options to acquire 599,291 shares of Common Stock.
Item 4. Purpose of Transaction
Mr. Cates acquired the shares of Common Stock for investment purposes. Mr. Cates does not have any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D.
Item 5. Interest in Securities of Issuer
(a)	The aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Cates:

See the disclosure provided in response to Items 11 and 13 on the attached cover page.

(b)	Number of shares as to which Mr. Cates has:

(i)	sole power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover page.

(ii)	shared power to vote or to direct the vote:

See the disclosure provided in response to Item 8 on the attached cover page.

(iii)	sole power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 9 on the attached cover page.

(iv)	shared power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 10 on the attached cover page.
(c)	No transactions in the Issuer’s Common Stock were effected during the 60 days preceding the date hereof by Mr. Cates or any affiliated persons.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cates and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
None.

SIGNATURES
Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.

February 27, 2008	/s/ Rudolph (Tre’) A. Cates III
Rudolph (Tre’) A. Cates III, individually